CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 38 to Registration Statement No. 033-19946 of Hartford Life Insurance Company DC Variable Account - I on Form N-4 of our report dated April 28, 2015 relating to the statements of assets and liabilities of each of the individual sub-accounts which comprise Hartford Life Insurance Company DC Variable Account
- I as of December 31, 2014, and the related statements of operations for the periods then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the related financial highlights in Note 6 for each of the periods presented in the five years then ended, and the reference to us under the heading "Experts" in the Statement of Additional Information which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
April 27, 2016